EXHIBIT 3.2(a)

AMENDMENT TO THE
AMENDED AND RESTATED BY-LAWS OF
FINLAY FINE JEWELRY CORPORATION

Effective on and after December 3, 2008, the Amended and Restated By-Laws, as amended and restated as of December 4, 2007, of Finlay Fine Jewelry Corporation (the "By-Laws"), are amended pursuant to Article X thereof in the following respect:

1.           Section 2 of Article III of the By-Laws shall be amended to read in its entirety as follows:

SECTION 2.  Number, Qualification and Election. Except as otherwise fixed by or pursuant to the provisions of the Certificate and subject to the rights of the holders of any class or series of stock having preference over the Common Stock as to dividends or upon liquidation to elect additional directors in certain circumstances as provided in the Certificate, the number of directors of the Corporation that shall constitute the Whole Board (as defined in the Certificate) shall be no less than three and no more than eleven, as such number shall be increased or decreased as determined by the Board of Directors in accordance with the Certificate.  Each director shall be at least 21 years of age.  Directors need not be stockholders of the Corporation.

2.           Except as amended hereby, the By-Laws shall remain in full force and effect, without change or modification.

BY ORDER OF THE
BOARD OF DIRECTORS OF
FINLAY FINE JEWELRY CORPORATION